Mail Stop 4561

June 15, 2007

Mr. Warren D. Stowell
President and Chief Executive Officer
Telzuit Medical Technologies, Inc.
5422 Carrier Drive
Suite 306
Orlando, Florida   32819

> **Re: Telzuit Medical Technologies, Inc.**
> **Form 10-KSB/A for the year ended June 30, 2006**
> **Filed 11/06/06**
> **File No. 001-15034**

Dear Mr. Stowell:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief